Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended March 31,
	2004	2005

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share	13,096,836	14,217,910

Net income	$4,856,000	$7,242,000

Basic earnings per share	$0.37	$0.51

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share	13,096,836	14,217,910
Assumed exercise of stock options	2,189,580	1,465,438
	15,286,416	15,683,348

Net income	$4,856,000	$7,242,000

Diluted earnings per share	$0.32	$0.46

32